FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 3, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated October 3, 2003.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2003

REGUS PLC. By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

ITEM 1

REGUS TRADING UPDATE, BOARD CHANGE AND CONTINUING PROGRESS ON CHAPTER 11

Regus plc (LSE: RGU), Chertsey, UK: Friday 3 October 2003

Regus plc, the world’s largest provider of serviced offices, announces that following the US Bankruptcy Court’s approval of the Regus Disclosure Statement and Plan of Reorganization, these documents are being posted to creditors and shareholders today. At the same time, a circular is being posted to shareholders proposing a Scheme of Arrangement under Section 425 of the Companies Act 1985 to introduce a new holding company for Regus plc, called Regus Group plc, and to make certain changes to the share capital of Regus plc.

Upon the Scheme of Arrangement becoming effective, the listing of shares of Regus plc is expected to be cancelled and the shares of Regus Group plc will be admitted to listing on the official list of the UK Listing Authority (UKLA) and to trading on the main market for listed securities of the London Stock Exchange. Listing Particulars relating to Regus Group plc are also being published today.

Other than the introduction of the proposed new holding company, the structure of Regus will remain unchanged. The current directors of Regus plc will be the directors of Regus Group plc, with the exception of Group Finance Director Stephen Stamp who has decided to leave the company to pursue other opportunities. Following an appropriate handover period, Rudy Lobo, who previously held this role, will assume the responsibilities of Group Finance Director on an interim basis. He will do so with a new Group Financial Controller, Xenia Constantinou, who joins Regus from Vantico.

Group Chairman John Matthews commented: “Regus remains firmly on schedule for its planned exit from Chapter 11 later this year. This is good news for creditors and shareholders alike.

“In terms of current trading, there are positive signs. At constant exchange rates, revenues for September 2003 showed an increase of £0.9 million over August 2003, the largest month-to-month increase since March 2001. Based on enquiry levels and the contracted forward order book of the Group, the Board believes Regus can make further progress in the fourth quarter of 2003.

“The Board would like to place on record its gratitude to Stephen Stamp for the contribution he has made to the company, in particular his guidance of Regus through its flotation in 2000 and more recently, throughout the Chapter 11 process. He leaves Regus with our best wishes for his future plans”.

Copies of the Regus Disclosure Statement, Plan of Reorganization, Scheme Circular and Listing Particulars have been submitted to the UK Listing Authority and are available for inspection at the UKLA Document Viewing Facility which is situated at the Financial Service Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

– ENDS –

For further information, please contact:

Stephen Jolly, Regus Group Communications + 44 1932 895135

THE "SAFE HARBOR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow position, the Group’s cost reduction programme, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that include the words “believe”, “expect”, “intend”, “plan”, “anticipate” or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

You should read the Company’s Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.